Filed by LSC Communications, Inc.

(Commission File No. 001-37729)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: LSC Communications, Inc.

(Commission File No. 001-37729)

This filing relates to the proposed transaction between Quad/Graphics, Inc. (“Quad”) and LSC Communications, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among Quad, QLC Merger Sub, Inc. and the Company.

The following is a transcript from an investor call held by Quad and the Company on October 31, 2018.

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QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

EVENT DATE/TIME: OCTOBER 31, 2018 / 2:00PM GMT

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

CORPORATE PARTICIPANTS

David J. Honan Quad/Graphics, Inc. - Executive VP & CFO

J. Joel Quadracci Quad/Graphics, Inc. - Chairman, President & CEO

Kyle Egan Quad/Graphics, Inc. - Manager of IR

Thomas J. Quinlan LSC Communications, Inc. - Chairman, CEO & President

CONFERENCE CALL PARTICIPANTS

Charles S. Strauzer CJS Securities, Inc. - Senior MD of Sales & Trading and Analyst

Daniel Andres Jacome Sidoti & Company, LLC - Equity Research Analyst

James Martin Clement Macquarie Research - Former Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen. Thank you for standing by, and welcome to today’s call with Quad/Graphics and LSC Communications. (Operator Instructions) A slide presentation accompanies today’s webcast and participants are invited to follow along, advancing the slides themselves.

To access the webcast, follow the instructions posted in this morning’s earnings releases.

Alternatively, you can access the slide presentation on the Investor section of the Quad/Graphics website under the Events and Recent Presentations link and on LSC Communications website under the Events & Presentations link.

Following today’s presentation, the conference call will be opened for questions. (Operator Instructions) Please also note, today’s event is being recorded.

I would now like to turn the conference call over to Kyle Egan, Quad/Graphics Director of Investor Relations and Assistant Treasurer. Kyle, please go ahead.

Kyle Egan - Quad/Graphics, Inc. - Manager of IR

Thank you, operator, and good morning, everyone. With me today are Joel Quadracci, Quad/Graphics Chairman, President and Chief Executive Officer; Tom Quinlan, LSC Communications Chairman, Chief Executive Officer and President; and Dave Honan, Quad/Graphics Executive Vice President and Chief Financial Officer.

Joel and Tom will lead off today’s call with a detailed strategic overview of Quad/Graphics definitive agreement to acquire LSC Communications. Dave will follow with a summary of the financial rationale for the transaction and an overview of Quad’s third quarter 2018 financial results, followed by Q&A.

I would like to remind, everyone, that this call is being webcast, and forward-looking statements are subject to safe harbor provisions as outlined in our quarterly news release and in today’s slide presentation on Slide 3.

Quad’s the financial results are prepared with accordance with generally accepted accounting principles, followed by this presentation also contains non-GAAP financial measures, including adjusted EBITDA, adjusted EBITDA margin, free cash flow, free cash flow conversion and debt leverage ratio. We have included in the slide presentation reconciliations of these non-GAAP financial measures to GAAP financial measures.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

On Slide 4, I like to remind everyone that information about the transaction discuss today will be available in the parties joint proxy statement. The information of all parties who may participants in the process will also be available in the joint proxy statement.

To be clear, this is – this communication is non-offer to sell or the solicitation of an offer to buy securities. It is also not the solicitation of a proxy from an investor or shareholder. Finally, a replay of the call and a slide presentation will be available on the Investor section of Quad’s and LSC’s respective websites shortly after our call concludes today.

I’ll now hand the call over to Joel

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Thank you, Kyle and good morning, everyone. Today is a truly defining moment in Quad’s 47-year journey. I’m extremely pleased to announce our intent to acquire LSC Communications, a well-known and respected $3.9 billion leader in print and digital media solutions.

LSC is a publicly traded company on the New York Stock Exchange and has approximately 22,000 employees who serve more than 3,000 retailers, catalogers, publishers and merchandisers from 46 manufacturing facilities and 15-distribution facilities in the United States and Mexico.

With me today is Thomas Quinlan, the Chairman and CEO and President of LSC Communications, and we look forward to walking you through the strategic rationale for Quad’s acquisition of LSC and the opportunity it creates for all our key stakeholders.

The combination of Quad and LSC Communications is a natural and strategic set. Slide 7 provides a high-level overview of the strategic and financial rationale for this transaction. Together with LSC Communications, we will create a highly effect print platform to fuel Quad 3.0, our strategy to create more value by leveraging our strong print foundation as part of a much larger, more robust integrated marketing solutions offering, deliver cost and time savings opportunities for our clients, maintain our long-term strategic vision by preserving my family’s leadership and voting control in the company, generate synergies and additional free cash flow to create a more profitable combined company and maintain our strong and healthy balance sheet from the all stock transaction structure. Each of these points will be upon further throughout today’s presentation.

At this point, I’d like to pass the call over to Tom for his comments.

Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President

Thank you, Joel. And I’m pleased to join Joel and his team to announce this exciting combination. Since LSC Communications became a stand-alone public company 2 years ago, we have added critical scale, capabilities and technologies. We’ve done this through acquisitions and divesting assets and through telling unique comprehensive supply chain solutions for our clients that address the root of their strategic needs.

Additionally, we have established a strong logistics network and developed critical partnerships to help us revolutionize how our clients distribute content to all channels. This has all been done to strengthen our position as a leaning, innovative in print and multichannel logistics.

Like Quad , LSC is an innovative customer first-focused company. We shared commitment to challenging ourselves to do better tomorrow than we did yesterday. With Quad integrated marketing solutions offering as a base, this combination will build on and create new opportunities for our businesses, including book, magazine, catalog, office products, logistics and pre-media. And with our investments in innovative solutions, such as and and companies like we believe as 1 company, we will be positioned at the forefront of a new age of content distribution and consumer engagement.

We’re pleased that LSC shareholders will benefit from the significant projected synergies and upside potential of the combined company. As we noted in the joint press release, we expect the combined company will deliver a broader client base for cross-selling and marketing outsourcing opportunities. The combined company will also have enhanced product — production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms, supported by the printing industry’s most experienced operators and innovators.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

In addition, the combined company will increase financial scale and the strong balance sheet.

Before I turn the call back to Joel, I would like to thank the thousands of LSC Communications employees who work hard every day and execute so well on our strategy. Their dedication and unwavering commitment to our clients is the reason we are a leader today. I look forward to working with Joel and his team to ensure that the combined company is set up for success.

And with that, I’ll turn it back over to Joel.

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Thank you, Tom and I really appreciate you joining us today. Moving on to Slide 8., you will see a snapshot of the combined company’s annual revenue for the 12 months ended September 30, 2018, of approximately $8 billion broken out by product and geography.

That combination of Quad and LSC creates a compelling platform to better serve our clients utilizing magazines, catalogs, books, directories and retail inserts. These clients will benefit from significant cost and time-saving opportunities in several different ways; enhanced production and distribution efficiencies and flexibility from the greater scale of the complementary platforms; expanded logistics services and volume-driven postage savings programs, such as co-mailing, backed by experienced and proven leadership; strengthen the print management services and business process outsourcing; and for book publishers, specifically, the strength of our combined platforms will a create truly end-to-end the service offering that includes front-end workflow solutions, a large-scale state-of-the-art digital printing platform, complemented by an extensive offset platform and back-end integrated systems for finishing, distribution and fulfillment.

Through this offering, we intend to redefine the entire book supply chain providing book publishers with increased customization and versioning capabilities, faster time to market and reduced waste and inventories The acquisition of LSC Communications will strengthen our print platform to fuel our Quad 3.0 transformation. All our product categories and geographies will benefit from our integrated marketing solutions. And with an expanded list of clients we will broaden our ability to moderate retailers, marketers and publishers a benefit from our expanded value proposition.

The LSC acquisition is an all stock transaction valued at approximately $1.4 billion, including the refinancing of LSC’s debt.

We have structured the deals in all stock transaction to allow us to maintain our strong balance sheet and healthy credit profile for future capital deployment opportunities.

Under the terms of the agreement, LSC shareholders will receive 0.625 shares of Quad Class A in common stock for each LSC share they own, representing approximately 29% total economic ownership and approximately 11% of the total voting power of the combined company.

Based on the closing share prices of both companies on October 30, 2018, the merger consideration represents a premium of 34% to LSC Communications shareholders.

Quad shareholders will continue to own Class A and Class B shares representing approximately 71% of the total economic ownership of the combined company and approximately 89% total voting power of the combined company.

Post-closure, my family will continue to have voting control at 70%, which will provide us with continued stability and flexibility as we work to achieve our long-term strategic vision in a disrupted marketplace.

Additionally, Quad will expand its Board of Directors to include 2 members of – from LSC Communications existing board. The closing of this transaction is not contingent on financing, and Quad has secured a financing commitment from JPMorgan Chase bank. We expect the transaction to close in mid-2019, pending customary closing conditions, including regulatory approval and the approval by both companies shareholders.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

When making a decision to acquire, we take a disciplined approach and conduct a thorough review process to ensure there is a good strategic fit for Quad and our clients. The economics makes sense the integrated plan is executable, and we can maintain the integrity of our strong balance sheet.

The LSC Communications acquisition meets all these criteria, and we believe it will create the opportunity for approximately $135 million in net synergies within less than 2 years to the elimination of duplicative functions, capacity rationalization, greater operational efficiencies, greater efficiencies in supply chain management, that will also benefit our clients. We anticipate the significant level of synergies will result in a more profitable combined company with a strong and healthy balance sheet.

We are optimistic about the opportunity we have with LSC and the value it will deliver to our combined company shareholders, clients and employees. For those of you on the call who are new to the Quad story, I want to take a moment now to walk you through our history and go-forward strategy in the context of our announcement today.

We describe Quad’s transformative journey in terms of evolutions with each success of evolution strategically building of the strengths of the previous one. Our growth strategy builds from our guiding purpose to create better way for our clients, employees and shareholders. We do this by listing to our clients and evolving our offering to capitalize on opportunities that address their needs.

In this way, no single evolution replaces the next, but layers on greater value for our clients across all product and service offerings.

Quad 1.0 covered a period of tremendous organic growth that began with our company founding by my father, Harry V. Quadracci, in 1971. During our first 40-year period, the company grew rapidly through greenfield growth. We built a premier manufacturing and distribution platform and established Quad/Graphics as one of the industry’s foremost innovators with a strong company culture based on values that remain in place today.

Quad 2.0 began in 2010 and continues today with our ongoing roles disciplined industry consolidator. We first saw an opportunity to participate in industry consolidation in response to economic and industry pressure, followed by the — following the Great Recession of 2008 and 2009, which severely impacted print volumes and accelerated the impact of immediate disruption.

Through a series of consolidated acquisitions that included Worldcolor Communications and Brown Printing, we added experienced talent, expanded our product offering and consolidated our operations to remove inefficient and underutilized capacity and created the advanced, highly automated and efficient manufacturing and distribution platform we have today.

To make certain that we continue to drive productivity improvements into the future, we have a strong and engaged workforce focused on maintaining our status as the industry’s high-quality, low-cost producer. This allows us to generate the earnings and cash flow necessary to support future value-creating opportunities like the acquisition of LSC Communications.

In Quad 3.0, we continue to leverage our strong print foundation built over the past 47 years as part of a much larger and more robust integrated marketing offering depicted on Slide 11.

Today’s marketers and content creators pay significant media disruption, and they need a trusted partner who understands their business challenges and provides new ideas to help grow their business.

We believe our print foundation, which is a key component of media deployment is a true differentiator in our integrated offering. As a marketing solutions partner, we not only help our clients plan and produce programs, but also physically execute and measure them across print and digital channels.

Our integrated offering provides our clients with unmatched scale for on-site marketing services, integrated execution and expanded subject matter expertise in digital, media and creative. This compelling value proposition allows us to remove the complexity our clients face when working with multiple agency partners and provide them with 1 integrated strategy that will help them reach their marketing goals.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

In doing so, we increase efficiencies through workflow reengineering, content production and process optimization and improve the overall marketing spend effectiveness through data-driven insights and enhance personalization leading to more real-time and actionable measurement.

Key to our success in Quad 3.0 is our ability to expand our service offering to meet our client’s evolving needs and make certain we have the appropriate resources and technology to scale in a significant way.

To accomplish this, we take a disciplined, build partner approach. In core strategic functions, we hire marketing professionals with client-side experience and build the capability from within.

We partner with companies whose expertise helps us fill a specific gap or amplify our offering. And when we want to quickly scale to accelerate our transformation, we acquire the company if the opportunity meets our disciplined acquisition criteria.

So whether we build the capability internally the expertise externally or increase our investment in existing partnership, the result is a strategy centered on marketing solutions integration from understanding data insights, building strategy and developing creative, to buying media and deploying content across all channels.

In Quad 3.0, our expertise in planning and efficiently buying media on behalf of our clients has grown to $750 million and has expanded from traditional print to digital channels and now includes TV and radio.

To be clear, our acquisition of LSC Communications fits perfectly into the strategy and will further fuel our Quad 3.0 transformation to a marketing solutions partner and strengthen the role of print, a trusted media form.

In Quad 3.0, we are redefining print’s role in the highly competitive new media landscape. This combination will generate the earnings and cash flow necessary to support future value-creating opportunities that strengthen our integrated marketing solutions offering.

Upon closure, we look forward to welcoming LSC Communications employees to Quad where they will join a dynamic organization focused on growth and transformation with strong values-based culture. Until then, it is business as usual, and we remain firmly focused on day-to-day production to ensure we meet our clients’ needs and remain well positioned to succeed.

I want to remind you that Quad has a proven track record of doing large-scale integrations, and we are confident in our ability to deliver synergies, while continuing to execute on our Quad 3.0 transformation.

Now I’ll turn the call over to Dave, who will provide further details on the financial rationale for the acquisition of LSC.

David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO

Thank you, Joel. Good morning, everyone. We believe the acquisition of LSC Communications will create value for both company shareholders through significant synergies and strong free cash flow generation as well as enhanced efficiencies and solutions for our clients from the greater scale of our complementary platform.

Slide 13 shows the expected synergies and their corresponding impact on the combined company’s adjusted EBITDA.

On a combined basis, 2018 pro forma adjusted EBITDA will be $650 million. The pro forma combined adjusted EBITDA increases by over 20% to $785 million when taken into consideration the $135 million of potential synergies derived from this acquisition.

A couple of items to note when looking at this level of post-synergy adjusted EBITDA. First, we’ve excluded approximately $50 million of pension income from LSC’s estimated $280 million of adjusted EBITDA at the midpoint of their new 2018 financial guidance. This adjustment was made to provide consistency with how Quad reports adjusted EBITDA, which is without the benefit of noncash pension income.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

Second, the $135 million of net synergies are annualized estimates of the full run rate of synergies after we complete the integration, which we estimate to take less than 2 years. The net result is a transaction that is accretive to earnings after excluding nonrecurring integration costs as well as substantial additional free cash flow.

On Slide 14, we’ve summarized the key components of our anticipated net synergies of $135 million and the related cost to achieve these synergies. We expect to achieve approximately $60 million of synergies through capacity rationalization by optimizing the combined manufacturing and distribution platform. Another $50 million of synergies will be realized through administrative efficiencies, such as SG&A savings and another $25 million of approximate savings through supply chain management efficiencies.

These synergies will lead to a stronger, more diverse and more efficient company to better serve our clients. We’ve a proven track record of integrating consolidating acquisition and anticipate achieving the net synergies within less than 2 years of the close of the transaction.

We’re confident in achieving our 1: 1 synergy to cost ratio where every dollar of one-time cost to achieve that synergy leads to the annuity of $1 of an annualized synergies.

Slide 15 illustrates the strength and efficiency of the combined free cash flow generation of Quad and LSC. On a pre-synergy basis, the $650 million of combined pro forma adjusted EBITDA is expected to generate $295 million of free cash flow at the midpoints of both companies 2018 financial guidance.

This represents an efficient free cash flow conversion rate of approximately 45%. We said another way, every dollar of adjusted EBITDA that combined companies generate results in $0.45 of free cash flow. This efficient generation of free cash flow will only improve as synergies are realized. We expect to deploy the significant level of pro forma free cash flow in several key ways.

First, our annual dividend of $1.20 per share represents only 30% of the total pre-synergy free cash flow or approximately $90 million after completion of the all stock transaction. The remaining 70% or $205 million of pre-synergy free cash flow will help us retain the financial flexibility needed to strategically allocate and deploy capital as circumstances change.

Initially, the 2 key priorities for capital deployment include debt reduction to maintain a strong and healthy balance sheet and strategic investment in Quad 3.0 initiatives, both organically and through acquisition. We will do this under the of operating within our long term and consistent financial policy of maintaining a 2 to 2.5x leverage ratio.

At times, that leverage ratio may go above or below our targeted range due to the timing of compelling strategic investment opportunities, such as the one we are speaking to today with the acquisition of LSC Communications and seasonal working capital needs.

Slide 16 illustrates the deleveraging power of the $135 million of anticipated annualized synergies. W structured this acquisition as an all stock transaction to maintain a strong balance sheet after the transaction is completed.

From a pro forma leverage perspective, which treats the acquisition as if it was completed on December 31,of 2018, initial leverage will be 2.72x. When adding the deleveraging power of the synergies and the corresponding free cash flow generation, that leverage declines to 2.43x.

Note, the actual leverage will vary depending on the timing of the completion of the transaction and the timing of synergies and the related cost to achieve. However, the pro forma leverage shows the directional trend for the anticipated lower leverage after synergies are realized. We do expect to be within our long-term targeted leverage range of 2 to 2.5x within 2 years of completing the acquisition.

Quad has a long history of successfully integrating acquisitions. Slide 17 shows that history as well as our ability to delever our balance sheet post acquisition to be within our targeted 2 to 2.5x leveraged range.

Through each of these acquisitions, we’ve refined and improved our integration process to create a structured and disciplined and long-lasting approach. We placed a strong focus on serving our clients well while we integrate the operations to improve the efficiency and productivity of our platform to expand products and services and ultimately, drive cost-savings. This disciplined approach helps us maximize our income free cash flow and maintains a strong balance sheet while we grow the business.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

I’d now like to turn over a transition to our earnings for the third quarter, starting with Slide 19. We’re pleased to report that our third quarter results were in-line with our expectations, and we remain on track to achieve our full year 2018 financial guidance, as on today’s call.

Net sales for the 3 months ended September 30, increased 2.4% to $1 billion, reflecting the impact of the Ivie acquisition and Rise investment. As a reminder, Ivie and Rise are included in our financial results from the date of their respective acquisition in the fourth quarter of 2018.

Organic sales declined 3.2% after excluding a 4.6% positive impact from acquisition and a 1.6% positive impact from increased pass-through paper sales, partially offset by a 0.6% negative impact from foreign exchange.

Both the quarter and year-to-date organic sales declines were due to ongoing print industry volume and pricing pressures and are in line with our original 2018 annual sales guidance assumptions, which included continued downward price pressures of 1% to 1.5% and organic volume declines of 1% to 4%.

Adjusted EBITDA for the 3 months ended September 30, decreased $8 million to $105 million as compared to $113 million in 2017, and our adjusted EBITDA margin declined to 10.2% compared to 11.2% in 2017.

This 1 point decline in margins was due primarily to a 45 basis point impact from increased pass-through paper sales, which represent a pass-through cost to of our customers. With the remainder of the margin declined due to continued print industry volume and pricing pressures.

Our team continues to focus on proactively matching our cost structure to the realities of the top line pressures we face as in the printing industry.

Free cash flow of negative $38 million, was in line with our expectations. This compares to $180 million of free cash flow in 2017. The year-over-year decrease was primarily due to expected timing differences from cash generated from working capital, which concludes an intentional build-up of paper inventories in 2018 that will be reduced in the fourth quarter.

As a reminder, we realized our strongest volumes in the back half of the year due to seasonality. And as a result, generates the majority of our free cash flow in the fourth quarter.

On Slide 20, we’ve included a summary of our narrowed 2018 financial guidance. Full year 2018 net sales are expected to be approximately $4.2 billion, narrowed to the top end of our original guidance range.

Full year 2018 adjusted EBITDA is expected to be in the range of $410 million to $430 million, narrowed to the lower end of our initial guidance range. This reflects the additional investment we are making to increase hourly production wages in our most competitive labor markets. Unemployment is at historic lows and all industries challenge to find quality entry level and skilled employees.

Our labor strategy incorporates competitive wages, strong benefits and the necessary training programs needed to retain our employees and the positions. With these investments in our employees, we anticipated a $10 million increase in our net cost structure in 2018.

On an annualized basis, we anticipate this investment in our employees will impact our net cost structure by approximately $25 million. 2018 free cash flow is expected to be approximately $200 million, narrowed to the lower end of our original guidance range due to the lower adjusted EBITDA I just walk through and a $5 million increase in our capital expenditure guidance. The capital expenditure guidance includes an increase due to additional investments we are making in our platform automation to drive further productivity improvement to help offset the impact of wage increases. All other components of cash flow guidance are shown on Slide 20.

On Slide 21, you will see that our debt increased by $109 million since year-end to $1.1 billion due to $71 million of investments that we made in acquisitions of Ivie and Rise and $37 million of share repurchases.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

Our pension plan is 90% funded as of September 30, and our unfunded pension liability is $49 million. We’ve been able to reduce our pension liability by $35 million through our active management and de-risking our pension plan assets in a rising interest rate environment.

Slide 22 includes a summary of our debt capital structure as of September 30. We finished the quarter with debt leverage of 2.46x. And by the end of 2018, we expect our leverage ratio will decrease to approximately 2.05x, where the low end of our long-term targeted leverage range of 2 to 2.5x due to the anticipated strong fourth quarter free cash flow.

Our debt capital structure is 58% fixed and 42% floating with an advantageous blended interest rate of 5.2%.

We have no significant maturities until January 2021, and available liquidity under our $725 million revolver was $555 million as of September 30.

We believe we have sufficient liquidity needs for our current business needs, investing in our business, pursuing future growth opportunities and returning value to our shareholders.

As mentioned earlier, the acquisition of LSC has been structured as an all stock deal to maintain the company’s balance sheet strength post-acquisition and to provide liquidity and flexibility of for future growth opportunities.

Slide 23 shows our continued commitment to our dividend, which is one of the ways in which we return value to our shareholders, in addition to our share repurchase program.

Our next quarterly dividend of $0.30 per share will be payable on December 7 of 2018 to shareholders of record as of November 19 of 2018. We consistently paid a quarterly dividend and our annual dividend of $1.20 per share is yielding approximately 7%, that only represents 30% of our free cash flow.

We’re in the midst of our seasonally busiest time of the year, and we’re focused on finishing the year strong and delivering on our 2018 financial guidance. That focus includes a driving EBITDA enhancement and strong free cash flow generation by adding new business and continuing to focus on sustainable cost reduction and productivity improvement.

Additionally, we’re excited to take the next steps toward completing the acquisition of LSC Communication.

Our combination that we believe will strengthen our print platform to fuel our Quad 3.0 strategy and create greater value for our clients. The anticipated level of synergies is compelling and will drive growth and adjusted EBITDA and free cash flow to further strengthen our balance sheet and allow us to continue strategically deploying capital. Given our history, we are confident in our ability to execute well on this complex integration and create future value for all shareholders.

And now, I would like to turn the call back to our operator, who will facilitate taking your questions. Jamie?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question today comes from Jamie Clement from

James Martin Clement - Macquarie Research - Former Analyst

And congratulations

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Thank you.

James Martin Clement - Macquarie Research - Former Analyst

So Joel, first question, big picture. As you think about this integration process, you look back to you look back to you look back to Brown, all the other ones, what were some of the lessons learned back then, which give you confidence this morning is going to be even from an integration perspective?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Well, Jamie, I think you we’re very process driven. Everything we do has a process to it. And you know you go through a massive integration like Worldcolor, which was really a new twist for us in terms of switching gears and being industry consolidator. There’s a whole book of lessons that you learn through this. And each time that we’ve done another project, we’ve applied those lessons to the next one. And I’ll say that we feel really good about the process and the people that we have involved in this because as we’ve done these integrations, you have to remember that it’s not just a couple of people doing it, we continue to build a whole team very deep that knows how to deal with process of integration. And that’s why also I talked about our confidence and also simultaneously executing on 3.0 because it’s almost 2 different teams, if you think about it. We have the people who know how to do this with our PMO group, combined with a structured approach, that really allows this thing to operate like a machine when we’re looking at integration. It’s very data-driven. And also, we very much use our heart as we make tough decisions. And I think as we go forward, I think, one thing you always learned is you can always go go faster. And so in every successive one we have done, I think, we’ve proven that we can pick up the pace as evidenced by the deleveraging nature of what we have been able to do. We couldn’t do that unless we had a good process in place. And so I’d say that we’re now more than ever confidence in the team and our ability to do this.

James Martin Clement - Macquarie Research - Former Analyst

Okay. One more, then I’ll get back in the queue. Obviously, their books business, certainly, a relative strength. Obviously, you had the initial plan to above This makes you much, much bigger in both. Can you give us your updated thoughts? And how you view the books business and that sort of thing?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Yes. The book business is — I always argued when disruption came along that, that, yes, there’s digital disruption, but I never believes that print would end up going into a massive threefold. And I think it’s being proven out over time here. They have an outstanding book platform with an outstanding group of people. When we acquired Worldcolor, it’s certainly a smaller business than what LSC has. And I have to tell you was under invested in, and we have taken the time to really ramped that up. And I think the big key here is the change in how both companies and whole industry have approached the book industry. And that is it’s digitally focused. We use our traditional print capacity, but we’ve also built a whole capability as an industry to get rid of inventory for our clients and to be more customized. So as we’ve layered in the digital assets and — by the way, one of the reasons we are so interested in before my friend, Tom, snapped it away from me, thanks, Tom, but it really is going to be, I think, a real powerful part of the story because I believe in this industry, but I also believe what we are bringing to our clients is a very value added and will help them manage the cost that they have outside of printing the books in terms of inventory and time to market and the ability to react quickly.

James Martin Clement - Macquarie Research - Former Analyst

All right. Joel, last one. You’re one of their business lines is something you all have historically not had a presence in. It is – are you committed to that business long term? Or might you consider beyond that at some point in time?

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Well, well it is a new to us, but I will tell you if you go back to other acquisitions, we’ve had a lot of new things come to us. Inverters the big hidden gems was the media planning and placement business that we weren’t in. And if you look at where we’ve taken that is now we now buy over $750 million worth of media on behalf of our clients. We weren’t in instore signage. Now as we look at with 3.0 will drive in terms of the ability to drive more print, it’s driving print in the places we weren’t before. office products we, don’t know as a team...

James Martin Clement - Macquarie Research - Former Analyst

I didn’t say offices products, Joel. I didn’t mention that.

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO Sorry

James Martin Clement - Macquarie Research - Former Analyst

I’m just kidding with you I’m just

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

You’re really funny. The office products business is something that LSC knows well. And it’s been a good business for them. So as we kind of go down the road, we’ll learn about it and we’ll learn from them and we’ll make our decisions on how it fits Tom, do you have any comments about the office products business, you want to?

Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President

No. Thank you, Joel. Look, I’d tell you for the quarter, the non-GAAP adjusting EBITDA margin was up 20 basis points of 13.1%. Obviously, as Joel’s talked about synergies, the team at office products has led by done a great job as far as synergy out of the acquisition that we did of quality product. We’ve been able to go ahead and increase private branded — the mix of branded versus private label product sales. So that’s been good. And again, we’ve been able to get cover ourselves on the manufacturing material increases that have taken place in the industry. So a good team, good business, great customers. So that’s always a good formula for a successful business.

James Martin Clement - Macquarie Research - Former Analyst

All right. And Tom congratulations to you to as well. Guys, thank you for a lot of your time.

Operator

Our next question comes from Daniel Jacome from Sidoti & Company.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

Daniel Andres Jacome - Sidoti & Company, LLC - Equity Research Analyst

Well, game changer I would say. Can you talk a little bit first about the customer mix of LSC versus your customers mix just with the investors that are not too familiar with 1 company or the other. I think you guys are 53% catalog magazine insert and then LSC, if I’m not mistaken, somewhere in the high 40s. Just thinking long term, how do you guys envision may be customer mix to change or not change ones fully integrated?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Well, I think we have a great Slide 9 or Page 8 will kind of breaks it out. But yes, I mean, we are in a lot of the same lines of business and with the exception of what we just talked about in office products. And we will continue to really build on those because what you got to remember in one of the strengths of the combination, but really the strength of the 3.0 approach takes to those is that regardless of what business they’re in, they’re a marketer in one way shape And all marketers today are under a lot of pressure because even though we’ve seen this whole advent of the whole digital strategy, the challenge in the big disruption that’s happening today in marketing, which is making 3.0 accelerate is the fact that it’s not integrated. The digital media on its own is not integrated. Our clients are really struggling with how do we pull this together should we have 1 horizontal approach or we can measure what really works and use 1 measurement to go all the way across. And so depending on what product and you’re a marketer. And to me, that is an entry point for our relationship and our ability to add value to our clients in helping them run their business and getting rid of their pain points of this disruption. And I’m telling you the lack of integration is real. You’re seeing these large shareholding companies, ad agencies under a lot of stress because they’re offering and how they help people market is not integrated. And for us, we are a big invoice for any of these categories. Therefore, we tend to have relationships, which allows us to start talking about this integration. And at first, they don’t see it coming, but as we walk through, it’s a very logical thing for our customers to understand because we’re embedded in their business with process. We — they manufacture the content, we execute our making it physical or dispensing it into other media channels. And so often times, we are actually creating the content for them or part of it. And I’ll remind you that even today before this and before the expansion of the client roster, we have over 1,200 Quad employees and over 70 major marketing departments of large brands helping them execute on strategy. And so as we look at 3 0 and we look at the different categories of business that these 2 companies have and even though a lot of it overlaps, it is an expansion of those opportunities to bring value add to our clients who are all looking for a solution.

Daniel Andres Jacome - Sidoti & Company, LLC - Equity Research Analyst

Okay. That’s helpful. Turning now to the debt. So I don’t know if I missed it, but did you guys — you guided to a lot of the major metrics, obviously revenue, free cash flow. Did you did you guide to what would be the combined company back, but the combined company? Interest expense, last I checked, I think, LSC had a blended interest rate that was just over 300 basis points higher than the 5%-or-so interest rate that you guys have, any commentary there? Or is just too early to tell?

David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO

Well, we will go through a process. We disclosed in the press release this morning and mentioned in our script that we will be refinancing the company — the new combined company as we go forward. So we’ll have more information coming of that. Our hope is that the power of these combined synergies, the resulting free cash flow coming out of it, our focus on deleveraging the company we talked about initially when you look at the end of the year leverage that we expected based on the debt levels, we expect at the end of the year to be above our long-term range. But within 2 years, it will be well within that range as the strong free cash flow is come through the business. So more to come on that. But I think, directionally, Dan, the way to think about this business is, it’s going to be a deleveraging acquisition for us that allows us to create more capital opportunity for the very growth issues that Joel just walked you through. So it’s an absolute fantastic acquisition to be able to expand our scale and opportunity and provide more capital for deployment that’s going to result in share creation — share value creation for our shareholders.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

Daniel Andres Jacome - Sidoti & Company, LLC - Equity Research Analyst

Okay. And then last one. I didn’t hear too much about can you talk a little bit about LSC’s versus yours? And what sort of opportunities you guys might have? Dan, I don’t another one, can also you talk about the logistic businesses at LSC has been acquiring? I think in the last 18 months and how that might fit into your and long-term combined company strategy?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Well, I’ll start, maybe Tom will chime on some of the logistics questions on his side. But this is a really good question and a very key one to why this deal makes sense, especially for our clients. We are basically doing most of the work for the post office on behalf of our clients. Back in 1991, the post office started to work share program that allowed customers to get huge discounts. And for those who don’t know, over 60% of our customer’s cost is postage. Print tends to be 20% or less, with paper being the rest of it. And so our ability to merge clients together, we’re all a big co-op of clients using our equipment and the printer’s ability to pull back volume together early really determines how much we can actually save for them and if we can reach the full potential of the post office. Now, well, I’m a huge believer on print, everyone knows that we’ve been experiencing fairly significant decline over the past decade. And that decline puts pressure on both companies ability to execute in for our customers. And so one of the big reasons this makes so much sense is to up the ability to continue to offset one of the biggest cost for our clients on a go-forward basis. And so Tom and his group have done a wonderful job over the years of developing very aggressive and capable services just as we have. But the truth remains that we have to continue to to make sure that print has a place as a table in the marketing mix, which in some of this disruption, lost its place at the table and 3.0 was bringing it back.

Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President

Yes. Joel nailed it, I mean, the job in additional to creating value for our clients is also the mitigate expenses. Manufacturing materials continue to go up those distribution costs continue to rise. You look at what we did with districts, we are attacking mail new stand and e-commerce. So with our footprint that we’ve got from a warehouse standpoint, it’s going to allow this new entity to even get into e-commerce distribution of e-commerce more outside of physical content, if you think about where Quad 3.0 all of those, what I’ll call, retailers are going to need someone to go ahead and distribute their content or in fact their products up. So how can we do that better for them? The is still a main component of our cost structure. Having the capabilities and those great things to where literally our industry helps the take the content and have it tray, so that they can just put on a truck and head out and deliver it. Those efficiencies are going to get even better for everyone. So lot of opportunities. As Joel talked (technical difficulty) logistics is going to bring a lot of opportunities. New standards are tough place right now, but we think this bring it forward from a new standpoint are going to help the new standout tremendous

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Yes, and some of those services Dan are not only complementary, but some of them will expand our services. And so we’re very much looking forward to that. He’s done a lot of things on the book side from a a fulfillment distribution standpoint. And I’m sure we’re going to learn more of that if we’re only get enhanced.

Daniel Andres Jacome - Sidoti & Company, LLC - Equity Research Analyst

Okay. Maybe I can sneak one more in. I think you expected to be fully integrated by early next year. That looks – I guess, I’m just going back to Jimmy’s terrific question on just past acquisitions. I mean, what gives you confidence given the scale of the acquisition? And say that there will be no like customer disruptions. Was there anything in the past acquisitions maybe with the momentarily there was some customer issues or disruptions? Just — I’m just trying to think about the risks over the next 6 months because it’s such a large acquisition?

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Yes. And Dan, just to correct on that. What we have said is post-closing, we expect to achieve tes synergies within 2 years. So the early next year comment that’s little bit often time.

Daniel Andres Jacome - Sidoti & Company, LLC - Equity Research Analyst

Yes, sorry, yes, you’re right.

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Then within 2 years, get there. It is not where we just just turning on this integration process. It over the past. What we’ve had a strong project management office (technical difficulty) EBITDA enhancement in our business in which we every year (technical difficulty) taking out $60 million of The same theme that’s going to work on this integration, combined with the strong leaders over at LSC to take advantage of the opportunities that are out there to drive these synergies.

David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO

Yes. In terms of the customer thing, that is like the most crucial part of an integration because moving customers from one plant to another in a when we’re basically a job shop or publications or the same month-after-month very process oriented. And so we’re very proud that when we’ve done this, we have actually retained it extremely high percent in the 90s — high 90s of our clients because of the lack of disruption. Again, it goes back to our ability to have a lot of visibility into the platform with a strong IT platform, but also the process driven. And so I think we’re going to need to move to the next caller, Dan, but thank you for your questions.

Operator

Your next question comes from Charles Strauzer from CJS Securities.

Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales & Trading and Analyst

Congratulations on finally getting the deal done here right?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO Yes.

Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales & Trading and Analyst

Tom, Joel maybe both you share this question on just looking kind of the updated guidance for both companies. Tom, you took down EBITDA guidance, but basically, kept revenue guidance intact. It seems that margins are under pressure there. While Joel, your margins seem to be holding up much better than Tom’s, maybe

(technical difficulty)

Obviously, from our last call ever – third quarter than what we showed you today. And I think as you look at the margins, logistics acquisition plays in that. That was about 60 basis points. When you think about the tight labor market conditions that we saw in the third quarter, we know they’re going to continue in the fourth quarter. They’re going to result in higher wages. We are not as automated as, probably as Quad is. And that leads

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

to lower productivity. So I think, actually, the combination of our 2 companies will help not only in the automation and productivity, but the industry as a whole in every product line, as you think about it. Book mix was solid. The amount of book work that we have is continuous to exceed my expectations, which is a great. And I think look at ‘19. Early indications from our clients are that ‘19 is going to be a real good year from a book standpoint. So getting our from a productivity standpoint will help our business, help their business. And then when combination gets together, I think there’s some really good opportunities there.

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Yes. And I just add to it, Tom, that everyone’s dealing with environment right now. It’s at 50-year lower whatever it is. And that puts a lot of pressure on. In fact, one of the things, I think, is helping us is we just invested in our employees with a big increase in starting wage just build the pipeline. We’re really attacking from an innovation standpoint of how do we create services for intercity opportunities for talent that we’re looking for jobs. So it’s definitely one of those things that we are all faced with, but I think we’re managing it well. But I’ll also say that the 3.0 strategy is contributing to how we are doing. I mean, last year, we shared with you that we created over $150 million in incremental revenue that goes across all product lines, which by the way further proves to everyone that it’s not just the 3.0 revenue. The 3.0 services actually drives down into print, whether it’s packaging, instore, direct mail and commercial, it’s affecting all products. It’s actually a print creator as opposed to something else. And so that’s why I want to make sure that people understand that this is a stack of services and products that all work together. And, also, the industry has been under a lot of pressure. And so that’s why, I mean, the challenges that are out here makes this deal make so much sense is we have to be able to rationalize the platform. But most importantly make sure we got the right talent at the right places to really execute for our clients.

Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales & Trading and Analyst

That’s great. And then Joel, obviously, the industry pressures you mentioned basically just on the regulatory approvals and potential hurdles there. Do you see any material hurdles here?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Well, okay, I think one of the big obvious things going on here is, is that while we struggle with volume declines, that marketing revenue is going somewhere. If it’s coming out of print, it’s been going to all media channels. And I think you probably have to be living under a rock in the last decade if you don’t see that our real competition is other channels. And I’m a big believer that print is going to — it is part of it and is not going to go away, but the amount of revenue that the amount of spend that marketers have that has been shifted to all these different channels mess. And so I think at this point in time, it would be hard for someone to make the case that our competition is not other forms of media. I’ll also say that the acquisition is great for customers from the standpoint of our ability to offset distribution cost. But more importantly, it will allow me with the free cash flow create to keep investing in them. They need to invest in the print platform to build offset the challenges and make print continue to have print be a part of it. And that’s not just by only just being more efficient, it’s also by creating more value. So if we start converting customers who used to only do catalogs to direct mail, but not down direct mail, I’m talking direct mail digital process where all the content is completely based on what just happened yesterday online. If that creates revenue and margin for us, but also reduces our customers marketing cost because it’s not about cost per piece, it’s about cost per response. And so if they’re spending more on value add because they wanted to data-driven marketing, which is really what we’re talking about, that ability to do it is super important. And so the acquisition from making sense in what we have to pull through on the regulatory side, I believe is so important to our clients. We have significant synergies that come out of those. And that’s always important because that means that you’re helping with the whole cost And I think that I’d — you have to look at the printing industry, it’s still a huge $70 billion industry with lots of competitors, but there’s also a lots of technologies coming out. So I’m really excited about our digital print capabilities like in the book market. Guess what Amazons printing books too, and they will continue to roll that. The barrier to entry on some of these technologies, well, I think that overall strategy on execute very good. The to barrier to entry on the digital print press lowers the challenge of getting into it. And so I think there are so many things that lined up here that make this a very solid case with the regulators.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

Operator

Our next question comes from from company.

Unidentified Analyst

And let me echo the other analyst congratulations on the transaction. Question for Dave. Dave, when you talk about refinancing the LSC debt, which carries a high coupon, the senior secured. How you’re thinking about that? Are you thinking you’re going to wait until the next call date in October? Or you’re going to pay a small premium in call premium and take that out maybe when the transaction closes right around mid-year?

David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO

Yes. That’s a great question. I think when you Quad . If you follow Quad, we’re very much a company that likes to be transparent, but also deal risks that are currently present. And when we look at the refinancing, we have had a history of playing in a lot of deep and diverse debt markets. We have got a very strong and supportive bank group, we’ve had term loan B market with high yield and even in the private place market as we were growing as a private company. So there’s a lot of markets we like to look at here. And we’re also going to balance that against as we see taking market risk off the table as things come about. So I think you will see as take actions quickly, but we’ll also be kind of look at what’s going on with the markets. But we’ll be launching our refinancing fairly soon with our bank markets and then making a decision beyond that, which other markets will play in, but we’ll probably do that quickly.

Unidentified Analyst

Okay. And then 1 question, which — I’m not sure really relates to the acquisition, but I’ll be interested in hearing your thoughts, both Joel and Tom with some of the troubles in the retail industry, obviously Toys “R” Us, most recently Sears and JCPenney appears to be a little bit on the brink. How much of an impact has that had on your business or has it been a benefit because they’re looking to basically outsource those services in an effort to go ahead and preserve cash flow?

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Well, it’s been both. It’s been a negative impact and a positive one. Negative from when someone goes away, the volume goes away. But back to my point that not just retailers, all marketers are under a lot of pressure. And they’re all trying to figure out a multichannel mix. And so what we’re finding is a much more receptive conversation about 3.0 with those clients and willing to act faster. So that’s all a good thing. But I’ll tell you there’s basically a bifurcation going on in the retail experience when you think about brick-and-mortar, and it’s very simple. If you say bad experience, you’re in trouble. If you figured out how to make a good experience and that you figured out how to leverage multichannel, you’re going to do well. And I think everyone is calling for a pretty strong robust retail season here. But long term, you’re seeing the multichannel thing trying seek it’s correct water level and people are figuring out how to compete against the Amazons of this world. But again, it’s going to be about does your customer like the experience or not? And Tom, I don’t know if you have some other comments?

Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President

Yes, thank you, Joel. And look understand, as you think, about our 2 platforms, our percentage in, what I’ll call, retail inserts was – is not that large. So I think as we look at it and I think what Joel said is spot again that the multichannel approach with retailers trying to figure it out, they’re going to continue to look for ways to get their content to their customers. You think about what we invested in a company called They’re basically can take content in any form and convert it into any social media outlet over any device. So I mean, it’s – there’s a tremendous amount of ways that are changing the way content is being distributed. And I think having the approach of the having Quad 3.0 allows customers, clients to avail themselves to those they try to figure out, which way it is that they need to connect with their end customers. So as always, lots of opportunities when you get to situations like this.

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PRELIMINARY

OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

Hey, operator, we have time for 2 more callers.

Operator

Our next question comes from Anthony from Citi.

Unidentified Analyst

This is actually Brian sitting in for Anthony. Understanding you’re still in early stages, do you see the potential for any working capital synergies either through improved inventory efficiencies or improved terms?

David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO

I do think there is. We haven’t quantified that at this point. However, with the scale and the combination of these 2 companies, I think that provides opportunities as we kind of look at it’s 1 process versus 2 processes across 2 companies. We focused a lot in the past on working capital. It’s part of the reason why we saw the decline in this year versus last year is because we kind of completed a lot of the benefits of a process-improvement program we’ve done through a lean enterprise efficiency program for working capital, which we were able to reduce our days of billing outstanding from, call it, close to 2 weeks to 1 day. And that generated a lot of free cash flow for us over the past several years. And now we’re kind of analyzing on those numbers. I think those types of projects we bring lean enterprise across 2 companies and really combine the processes into one, I think, are going to provide opportunity for us. And we’ll continue to assess that as we get to know kind of the processes of LSC and how those are the same or different than Quad. So I think there’s opportunity for us in the working capital side as we look forward to this transaction.

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

One more caller, please.

Operator

And our last question comes from Jimmy Clement from

James Martin Clement - Macquarie Research - Former Analyst

Tom, in the logistics and business, I guess, my understanding Quad’s got a lot more trucks you guys did. And over time, obviously, you think that you’re pass increased spot rate purchase transportation to your customers. But have you been eating a little bit of that like you’re in the third quarter?

Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President

Not really, not too much. We look at the hurricanes that the country’s endured really haven’t been that big of an impact on the cost of transportation. So I would say no. It hopefully hasn’t a driver. I mean, obviously, driver shortage and cost of fuel impact everything, but I would say we manage through it pretty well.

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OCTOBER 31, 2018 / 2:00PM, QUAD - Q3 2018 Quad/Graphics Inc Earnings Call

J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

So thank you all for joining us today. It’s sort of here. As people digest all the information here, please note that both teams, the Quad team and LSC team are available to answer your questions off-line, as we always are. To the LSC employees, I want to understand that I very much look forward to you joining our team. I think you will find us to be a very down-to-earth manufacturing centric company with approach based on the values that we created by my father that only enhance your experience with us team. To the Quad employees, thank you. All the work that you’re been over the many years has allowed us to take advantage of this opportunity to acquire such a name with LSC. And it’s a long legacy of being 1 of these companies as I was growing up as a kid and my father always pointed to as part of our the original that we always wanted to be like. And we could not have done this unless the innovation, the hard work and building of our culture that our team on the floor and all parts of our company have done. So with that, thank you all for joining us.

Operator

Ladies and gentlemen, that does conclude today’s conference call. We do thank you for attending today’s presentation. You may now disconnect your lines.

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Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding the Company. These forward-looking statements relate to, among other things, the proposed transaction between the Company and Parent and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of the Company. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements may include, or be preceded or followed by, the words “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” or variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the separation, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors disclosed in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the United States Securities and Exchange Commission (the “SEC”) on February 22, 2018, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Additional factors include, but are not limited to: (1) the ability to complete the proposed transaction between the Company and Parent on the anticipated terms and timetable; (2) the ability to obtain approval by the stockholders of the Company and shareholders of Parent related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) the competitive market for our products and industry fragmentation affecting our prices; (7) inability to improve operating efficiency to meet changing market conditions; (8) changes in technology, including electronic substitution and migration of paper based documents to digital data formats; (9) the volatility and disruption of the capital and credit markets, and adverse changes in the global economy; (10) the effects of global market and economic conditions on our customers; (11) the effect of economic weakness and constrained advertising; (12) uncertainty about future economic conditions; (13) increased competition as a result of consolidation among our competitors; (14) our ability to successfully integrate recent and future acquisitions; (15) factors that affect customer demand, including changes in postal rates, postal regulations, delivery systems and service levels, changes in advertising markets and customers’ budgetary constraints; (16) vulnerability to adverse events as a result of becoming a stand-alone company after separation from R. R. Donnelley & Sons Company (“RRD”), including the inability to obtain as favorable of terms from third-party vendors; (17) our ability to access debt and the capital markets due to adverse credit market conditions; (18) the effects of seasonality on our core businesses; (19) the effects of increases in capital expenditures; (20) changes in the availability or costs of key materials (such as paper, ink, energy, and other raw materials) or in prices received for the sale of by-products; (21) performance issues with key suppliers; (22) our ability to maintain our brands and reputation; (23) the retention of existing, and continued attraction of additional customers and key employees, including management; (24) the effect of economic and political conditions on a regional, national or international basis; (25) the effects of operating in international markets, including fluctuations in currency exchange rates; (26) changes in environmental laws and regulations affecting our business; (27) the ability to gain customer acceptance of our new products and technologies; (28) the effect of a material breach of or disruption to the security of any of our or our vendors’ systems; (29) the failure to properly use and protect customer and employee information and data; (30) the effect of increased costs of providing health care and other benefits to our employees; (31) the effect of catastrophic events; (32) potential tax liability of the separation; (33) the impact of the U.S. Tax Cuts and Jobs Act (“Tax Act”); (34) lack of history as an operating company and costs and other issues associated with being an independent company; (35) failure to achieve certain intended benefits of the separation; (36) failure of RRD or Donnelley Financial Solutions, Inc. to satisfy their respective obligations under agreements entered into in connection with the separation; (37) increases in requirements to fund or pay withdrawal costs or required contributions related to the Company’s pension plans and (38) the factors set forth in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 22, 2018. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between Parent and the Company. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of the Company. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.lsccom.com, or by contacting the Company’s Investor Relations at investor.relations@lsccom.com or (773) 272-9275.

Participants in the Solicitation Relating to the Merger

Parent and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed April 10, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.